Exhibit (e) (14)

Rhône - Poulenc

Stock Options Plan

1999

LOGO RHÔNE-POULENC

Rhône-Poulenc Stock Option Plan
1999

Overview of the Plan

The 1999 Rhône-Poulenc Stock Option Plan was authorized by the Company’s shareholders meeting.  Each stock option gives you the right, but not the obligation, to subscribe one Rhône-Poulenc S.A. newly issued share.  The exercise price is defined below.  The options are granted at the Company’s sole discretion, and should you receive a grant, it is granted for a ten year period.  They become vested (can be exercised) after five years(1) for French tax residents and three years for other participants.

External administrators have been selected to support the day-to-day operations of the Plan, in particular the exercise of options and the maintenance of an account for each participant.  The process to exercise these options may differ slightly based on your country and your company within the Group.

Conditions of the Grant

The specific features of the 1999 Stock Option Plan as decided by the Board of Directors are as follows:

Grant Date:	December 15, 1998

Reference Price:	276.70 FF

Discount:	5%

Exercise Price:	262.90 FF

Vesting Date:	January 6, 2002 (January 6, 2004 for French Residents(1))

Exercise Period:	From January 6, 2002 through December 15, 2008, inclusive. (January 6, 2004(1) through December 15, 2008, inclusive, for French Residents)

Eligibility to Exercise Your Options

You must be actively employed by one of the companies where the Rhône-Poulenc Group holds at least 10% of the capital or voting rights at the time you exercise your options.  However, there are several exceptions to this rule, including:

•                                          In the case of a resignation or termination, you have up to six months from the date you receive/give your notice of termination to exercise any vested options.(2)

(1)                                  Except in some specific cases. (Please consult with your HR department.)

(2)                                  The noted exercise periods cannot extend beyond the life of the options, as defined in the Conditions of the Grant.

Any options which are not vested on your last day of active employment will be forfeited.

•                                          In the  case of a lay-off resulting from a company restructuring or social plan, you have up to twelve months from your last day of active employment or from the date on which your options become vested (whichever is later) to exercise any vested options.(2)  Any options which are not exercised within the 12 month period will be forfeited.

•                                          However, in the case of lay-off or involuntary termination (except for cause) within eighteen months following a “Change of Control” (as defined by the plan rules), your options will continue to vest and can be exercised in the same fashion and under the same conditions as if you had remained actively employed.

•                                          In the case of a divestment of your company or business resulting in your being directly employed or transferred to a company where RP holds less than 10% of the capital or voting rights, your options will continue to vest and can be exercised in the same fashion and under the same conditions as if you had remained actively employed within the Group.

•                                          In the case of retirement, early retirement, or disability, or in the case of a lay-off or termination (except for cause) when you are age 55 or older, your options will continue to vest and can be exercised in the same fashion and under the same conditions as if you had remained actively employed.

•                                          In the case of a participant’s death, all options granted to date will be automatically vested.  The participant’s estate will have up to six months from the date of death to exercise the options.

Information about Exercising Your Options

Once your stock options are fully vested, you may exercise them at any time during the exercise period, which is defined in the Conditions of the Grant.  While the specific procedures for exercising options may differ from country to country, there are several general rules which will always apply:

•                                          You may either choose to: 1) exercise your options and retain the stock (under this approach, you must advance the funds necessary to subscribe the shares based on the exercise price); or 2) utilize a “cashless” exercise in which you exercise the options and immediately resell the newly created shares.

•                                          The exercise of your stock options (and corresponding sale of shares, if appropriate) is transacted as soon as possible after a request is received and your eligibility is verified.

•                                          There are certain administrative and financing fees charged by the external administrators for managing the stock option transactions.  These fees are charged to the participant and will vary with the size and type of transaction.

Special Circumstances For Options Exercised Between The Approval of the Annual Accounts by the Board and the Dividend Payment Date:  There is a special condition for options that are exercised between the date of the approval of the accounts by the Board of Directors of Rhône-Poulenc S.A. (end of January) of any year and the date on which dividends are paid in that year in respect of the previous financial year (both dates inclusive).  Any Rhône-Poulenc shares that are issued upon the exercise of options in this time period do not entitle the shareholder to the upcoming dividend payment.

These shares, because they are not entitled to dividends until the next calendar year, are traded on the cash settlement market at a price below that of existing shares traded on the monthly settlement.  As a result, the price differential will reduce the amount of the gain to which you might otherwise be entitled at the time of exercise.

Taxation

In most countries, stock options are subject to some form of taxation.  The types of taxation vary from taxing the stock options at the time of grant to taxing options at the time of exercise as either ordinary income, capital gains, or at a special rate.  The amount, or percentage, of taxation also obviously varies from country to country.  It is impossible to note the current laws for each country; rather, you are encouraged to consult your tax advisor or local Human Resource Department for information about your country’s specific tax rules and regulations related to stock options.

This booklet gives you a summary of the terms and conditions of the 1999 Rhône-Poulenc Stock Options Plan. It is for summary information purposes only.  The Company reserves the right to modify these terms and conditions as necessary.  The Plan is established in accordance with French law and the formal Plan Document (French version) will serve as the sole document of reference should any dispute arise.  Consult your Human Resources Department should you have additional questions.